UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 11, 2023

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated May 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 11, 2023	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FIRST QUARTER 2023 RESULTS

Highlights
•Reported GAAP net income of $169.4 million, or $4.97 per share; and adjusted net income(1) of $174.9 million, or $5.13 per share, in the first quarter of 2023 (excluding items listed in Appendix A to this release).
•Strong first quarter mid-sized tanker spot rates coupled with the Company’s high operating leverage resulted in the highest quarterly adjusted net income in the Company’s history. Second quarter 2023 to-date spot tanker rates remain very strong; the Company has secured quarter-to-date spot rates of $62,400 per day for Suezmax vessels and $58,500 per day for Aframax / LR2 vessels.
•Announces the Board of Directors has approved an updated capital allocation plan under which it declared a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared for the quarter ended March 31, 2023. In addition, the Board of Directors declared a special cash dividend of $1.00 per common share and authorized a $100 million Class A common share repurchase program.

Hamilton, Bermuda, May 11, 2023 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended March 31, 2023:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	March 31, 2023	December 31, 2022	March 31, 2022
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	394,657	367,318	174,018
Income (loss) from operations	181,851	154,275	(7,776)
Net income (loss)	169,368	146,427	(13,942)
Earnings (loss) per share - basic	4.97	4.30	(0.41)
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	205,795	180,127	17,723
Adjusted net income (loss) (1)	174,918	147,513	(14,001)
Adjusted earnings (loss) per share - basic (1)	5.13	4.33	(0.41)
Net debt (2)	181,869	345,399	588,795
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net debt is a non-GAAP financial measure and represents short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less cash and cash equivalents and restricted cash.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

First Quarter of 2023 Compared to Fourth Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the first quarter of 2023 increased compared to the fourth quarter of 2022, primarily due to higher average spot tanker rates and stronger results from full service lightering, as well as the commencement of four charter-in contracts during the fourth quarter of 2022 and the first quarter of 2023.

First Quarter of 2023 Compared to First Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the first quarter of 2023 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates and stronger results from full service lightering, the expiration of certain fixed-rate time charter-out contracts between the second quarter of 2022 and the first quarter of 2023 that subsequently earned higher spot rates, as well as the commencement of five charter-in contracts between the third quarter of 2022 and the first quarter of 2023.
CEO Commentary
"In the first quarter of 2023, spot charter rates for mid-sized tankers rose to their highest level ever for a first quarter, on the back of clear, sustainable fundamentals," commented Kevin Mackay, Teekay Tankers' President and Chief Executive Officer. "With Teekay Tankers' fleet deployed almost entirely in the spot market, including six of our chartered-in vessels being employed on a spot basis, we have been prime beneficiaries of the current market conditions and have delivered another quarter of record-breaking net income."

"Demand for mid-sized tankers remained elevated in the first quarter, driven by record export volumes from the US Gulf, continued strong volumes out of Russia, almost all of which has been travelling long-haul to Asia, and Europe’s continued replacement of Russian imports with volumes sourced from further afield. The orderbook for mid-sized tankers is at a very low level of approximately 4 percent, while shipyard forward cover is currently at around three and a half years, virtually ensuring low tanker fleet growth over the next two to three years. Although the OPEC+ production cuts and a slowdown in the global economy due to rising interest rates are potential headwinds, we expect the durability of the current market’s demand drivers and the structural constraints to global fleet supply growth will provide fundamental support for multi-year strength in the tanker market. While rate volatility and seasonality is typical of any tanker market, we believe that the conditions are in place to support strong tanker rates in aggregate."

"Since the second quarter of last year, strong cash flows and high operating leverage have enabled us to make substantial progress in building financial strength. With net debt to balance sheet capitalization of approximately 13 percent and a very positive tanker market outlook, Teekay Tankers is transitioning to a capital allocation approach that will position the Company to be able to make future judicious reinvestments in our fleet, while initiating a return of capital to shareholders. We have implemented a quarterly cash dividend of $0.25 per share and we will be paying a special cash dividend of $1.00 per share given the Company’s outstanding financial performance over the last year. In addition, we established a $100 million Class A common share repurchase program, providing another lever which can be utilized to optimize shareholder returns."
Summary of Recent Events
In March 2023, the Company took delivery of a previously announced chartered-in Aframax vessel at a rate of $35,750 per day for 24 months with an option to extend for an additional 12 months. Currently, the Company has eight vessels on charter-in contracts with an average rate of $24,300 per day.

In May 2023, the Company's Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common shares with the initial dividend having been declared for the quarter ended March 31, 2023. In addition, the Board of Directors declared a special cash dividend of $1.00 per common share. These cash dividends are payable on June 2, 2023 to all of Teekay Tankers' shareholders of record on May 22, 2023.

In May 2023, the Company announced that its Board of Directors had authorized a new share repurchase program for the repurchase of up to $100 million of the Company’s outstanding Class A common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission, in each case at times and prices considered appropriate by the Company. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to the discretion of the Company.

In May 2023, the Company signed an agreement for a new secured revolving credit facility of up to $350 million to refinance 19 vessels, including nine vessels repurchased from sale-leaseback arrangements in March 2023 with cash, six vessels that will be repurchased by the Company in May 2023 from sale-leaseback arrangements and a further four vessels that are expected to be repurchased in the third quarter of 2023 from their respective sale-leaseback arrangements.
Tanker Market
Mid-size crude tanker spot rates in the first quarter of 2023 were the highest ever recorded for the first quarter of a year. Record high crude oil exports from the U.S. Gulf, an increase in long-haul movements from the Atlantic to the Pacific spurred by rising Chinese crude oil imports, and an increase in Russian crude oil exports, which are now moving almost exclusively on long-haul voyages to Asia, were the main drivers of strong spot tanker rates. Mid-size tanker spot rates have remained firm at the start of the second quarter of 2023.

As per the U.S. Energy Information Administration, U.S. crude oil exports reached a record high 4.0 million barrels per day (mb/d) in the first quarter of 2023 with some weeks reaching over 5 mb/d. Some of these volumes were shipped to Europe directly on Aframax and Suezmax tankers, leading to an increase in mid-size tanker tonne-mile demand, while some volumes were transported long-haul to Asia to meet rising oil demand, with Chinese crude oil imports reaching 12.3 mb/d in March 2023. As the recovery of Chinese crude oil imports is expected to help drive tanker market strength this year, it is encouraging to see a strong rebound in imports during the first quarter of 2023. Russian seaborne crude oil exports increased to approximately 3.4 mb/d in the first quarter of 2023 versus an average of 2.9 mb/d in the fourth quarter of 2022. Furthermore, almost all of these volumes are now flowing long-haul to India and China following the implementation of the European Union's ban on Russian crude oil imports and the $60 per barrel price cap, both of which came into effect on December 5, 2022. While the Company does not transport Russian oil, these changes have benefited the wider tanker market by increasing tonne-mile demand, particularly for mid-size tankers, given that VLCCs are unable to load at Russian ports. Although Russia announced an oil supply cut of 0.5 mb/d from March 2023 onwards, this is not currently being reflected in Russian crude oil export volumes, which remain firm in the early part of the second quarter of 2023.

Looking ahead, the International Energy Agency expects global oil demand growth of 2.0 mb/d in 2023 to a record high 101.9 mb/d. Non-OECD countries, led by China, are expected to account for 90 percent of this growth, with OECD demand being impacted by slower economic growth due to high inflation and rising interest rates. Oil demand is expected to accelerate during the second half of the year as Chinese economic growth gathers pace with reported GDP growth of 4.5 percent in the first quarter of 2023, a positive sign of an accelerating Chinese economy. Looking at oil supply, the OPEC+ group announced an oil production cut of 1.16 mb/d from May through to the end of the year in response to lower oil prices and uncertainty over the global economy. This may negatively impact seaborne oil volumes, and although the impact will primarily be felt in the VLCC sector given that the majority of the cuts are from Middle Eastern producers, there could also be a negative knock-on effect for mid-size tankers.

Fleet supply fundamentals continued to be positive. As of April 2023, the global tanker orderbook, when measured as a percentage of the existing fleet, remains at a record low of approximately 4 percent. Although the pace of new tanker ordering has picked up since the start of the year, most shipyards are now largely full through to the end of 2025 with many shipyards now booking orders for the first half of 2026. A combination of a small orderbook and shipyards having little capacity through mid-2026 virtually ensures low fleet growth over the next 2-3 years, with approximately 2 percent fleet growth expected in 2023 and negligible levels of fleet growth in both 2024 and 2025.

In summary, the tanker market continues to be characterized by strong spot tanker rates, and the Company expects this to continue through the rest of 2023. However, strong tanker markets are also characterized by high volatility, and the Company expects tanker rates will fluctuate in the coming months depending on various short-term and seasonal factors. Although there are some potential headwinds in the near term due to OPEC+ cuts and the potential for a slowdown in the global economy, the Company remains positive on the longer-term tanker market outlook, mainly due to very strong fleet supply fundamentals, and believes that we are still in the early stages of what could be a multi-year up-cycle for spot tanker rates.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022
Time Charter-Out Fleet
Suezmax revenue days	90	1	—
Suezmax TCE per revenue day	$37,513	$37,611	—
Aframax / LR2 revenue days	107	92	270
Aframax / LR2 TCE per revenue day	$32,418	$18,000	$22,656

Spot Fleet
Suezmax revenue days	2,249	2,261	2,175
Suezmax spot TCE per revenue day (3)	$55,891	$56,008	$13,786
Aframax / LR2 revenue days	1,971	1,963	1,955
Aframax / LR2 spot TCE per revenue day (4)	$67,346	$52,136	$16,229

Total Fleet
Suezmax revenue days	2,339	2,262	2,175
Suezmax TCE per revenue day	$55,184	$55,998	$13,786
Aframax / LR2 revenue days	2,078	2,055	2,225
Aframax / LR2 TCE per revenue day	$65,548	$50,607	$17,009

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Second Quarter of 2023 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to-date in the second quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the second quarter:

	To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$62,400	44%
Aframax / LR2 (1)	$58,500	41%

(1)    Rates and percentage booked to-date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of May 1, 2023:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker(1)	—	1	1
Aframax Tanker / LR2 Product Tanker(2)	—	1	1
Total Fixed-Rate Fleet	—	2	2
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers(3)	19	6	25
VLCC Tanker(4)	1	—	1
Total Spot Fleet	45	6	51
Total Tanker Fleet	45	8	53
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	10	55
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)    Includes one Aframax / LR2 tanker with a charter-in contract that is scheduled to expire in February 2026 with an option to extend for one additional year.
(3)    Includes six Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in August 2023, September 2023, November 2023, July 2024, March 2025, and January 2030, respectively, four of which have options to extend for one additional year, and one of which has options to extend for up to three years.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at March 31, 2023, the Company had total liquidity of $332.3 million (comprised of $169.8 million in cash and cash equivalents and $162.5 million in undrawn capacity from its credit facilities), compared to total liquidity of $343.0 million as at December 31, 2022.
Conference Call
The Company plans to host a conference call on Thursday, May 11, 2023 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2023. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(888) 254-3590 or 1(647) 794-4605, if outside of North America, and quoting conference ID code 5372188.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying First Quarter of 2023 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers has a fleet of 44 double-hull tankers (including 25 Suezmax tankers and 19 Aframax / LR2 tankers), and also has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income (loss) before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of vessels, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income (loss) from operations, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	384,744	363,350	164,751
Time-charter revenues	7,010	1,705	6,275
Other revenues (2)	2,903	2,263	2,992
Total revenues	394,657	367,318	174,018

Voyage expenses (1)	(124,187)	(131,989)	(101,622)
Vessel operating expenses	(38,182)	(36,209)	(39,001)
Time-charter hire expenses	(12,945)	(8,035)	(5,550)
Depreciation and amortization	(23,975)	(24,459)	(25,080)
General and administrative expenses	(12,269)	(10,942)	(10,120)
Write-down of assets (3)	—	—	(421)
Restructuring charges	(1,248)	(1,409)	—
Income (loss) from operations	181,851	154,275	(7,776)

Interest expense	(11,218)	(9,666)	(8,162)
Interest income	2,230	920	35
Realized and unrealized (loss) gain on derivative instruments	(98)	581	2,028
Equity income (loss) (4)	1,130	1,708	(754)
Other expense	(2,245)	(490)	(133)
Net income (loss) before income tax	171,650	147,328	(14,762)

Income tax (expense) recovery	(2,282)	(901)	820
Net income (loss)	169,368	146,427	(13,942)

Earnings (loss) per share attributable
to shareholders of Teekay Tankers
- Basic	4.97	4.30	(0.41)
- Diluted	4.90	4.25	(0.41)

Weighted-average number of total common
shares outstanding
- Basic (5)	34,092,504	34,081,220	33,911,545
- Diluted	34,540,269	34,491,486	33,911,545

Number of outstanding shares of common
stock at the end of the period	33,958,982	33,938,942	33,804,760

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $15.2 million, $21.9 million and $17.7 million for the three months ended March 31, 2023, December 31, 2022 and March 31, 2022, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Write-down of assets for the three months ended March 31, 2022 includes a write-down of $1.1 million relating to two of the Company's operating lease right-of-use assets, which were written-down to their estimated fair values, partially offset by a $0.6 million reversal of a prior period write-down of one Aframax / LR2 tanker, which was classified as held for sale and sold in April 2022.
(4)Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investments Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at
	March 31,	December 31,
	2023	2022
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	169,751	180,512
Restricted cash	3,703	3,714
Accounts receivable	154,549	116,707
Bunker and lube oil inventory	64,421	60,832
Prepaid expenses	12,933	10,248
Due from affiliates	211	2,486
Current portion of derivative assets	2,033	2,087
Accrued revenue	80,579	82,923
Total current assets	488,180	459,509
Restricted cash – long-term	3,135	3,135
Vessels and equipment – net	680,986	429,987
Vessels related to finance leases – net	548,961	823,381
Operating lease right-of-use assets	92,691	42,894
Investment in and advances to equity-accounted joint venture	17,328	16,198
Other non-current assets	4,225	5,073
Intangible assets – net	948	1,051
Goodwill	2,426	2,426
Total assets	1,838,880	1,783,654

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	89,880	89,819
Current obligations related to finance leases	41,730	60,161
Current portion of operating lease liabilities	32,345	16,585
Due to affiliates	1,915	1,141
Other current liabilities	9,135	2,468
Total current liabilities	175,005	170,174
Long-term obligations related to finance leases	316,728	472,599
Long-term operating lease liabilities	60,693	26,858
Other long-term liabilities	46,179	44,017
Equity	1,240,275	1,070,006
Total liabilities and equity	1,838,880	1,783,654

Net debt (1)	181,869	345,399
(1)Net debt is a non-GAAP financial measure and represents (a) short-term debt, current and long-term debt and current and long-term obligations related to finance leases, less (b) cash and cash equivalents and restricted cash.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three Months Ended
	March 31,	March 31,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net income (loss)	169,368	(13,942)
Non-cash items:
Depreciation and amortization	23,975	25,080
Write-down of assets	—	421
Unrealized loss (gain) on derivative instruments	584	(2,118)
Equity (income) loss	(1,130)	754
Income tax expense (recovery)	1,781	(820)
Other	3,152	2,865
Change in operating assets and liabilities	(28,946)	(24,771)
Expenditures for dry docking	(1,465)	(2,138)
Net operating cash flow	167,319	(14,669)

FINANCING ACTIVITIES
Proceeds from short-term debt	25,000	23,000
Prepayments of short-term debt	(25,000)	(20,000)
Scheduled repayments of long-term debt	—	(51,299)
Prepayments of long-term debt	—	(149,508)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs	—	175,341
Scheduled repayments of obligations related to finance leases	(13,397)	(6,718)
Prepayment of obligations related to finance leases	(164,252)	—
Other	—	(305)
Net financing cash flow	(177,649)	(29,489)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	16,002
Expenditures for vessels and equipment	(442)	(4,071)
Net investing cash flow	(442)	11,931

Decrease in cash, cash equivalents and restricted cash	(10,772)	(32,227)
Cash, cash equivalents and restricted cash, beginning of the period	187,361	55,928
Cash, cash equivalents and restricted cash, end of the period	176,589	23,701

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	March 31, 2023		December 31, 2022		March 31, 2022
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	169,368	$4.97	146,427	$4.30	(13,942)	($0.41)

Add (subtract) specific items affecting net income (loss):
Write-down of assets	—	—	—	—	421	$0.01
Unrealized loss (gain) on derivative instruments (2)	584	$0.02	621	$0.02	(2,118)	($0.06)
Other (3)	4,966	$0.14	465	$0.01	1,638	$0.05
Total adjustments	5,550	$0.16	1,086	$0.03	(59)	—
Adjusted net income (loss) attributable to
shareholders of Teekay Tankers	174,918	$5.13	147,513	$4.33	(14,001)	($0.41)

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended March 31, 2023 primarily relates to the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of nine sale-leaseback vessels, restructuring charges, and foreign exchange losses. The amount recorded for the three months ended December 31, 2022 primarily relates to adjustments to freight tax accruals of prior years, restructuring charges, and foreign exchange losses. The amount recorded for the three months ended March 31, 2022 primarily relates to debt issuance costs which were written off in connection with the refinancing of eight vessels under new sale-leaseback arrangements in March 2022, the accelerated vesting and expensing of certain equity compensation grants due to organizational changes, and unrealized foreign exchange losses.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2023	December 31, 2022	March 31, 2022
	(unaudited)	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	169,368	146,427	(13,942)
Depreciation and amortization	23,975	24,459	25,080
Interest expense, net of interest income	8,988	8,746	8,127
Income tax expense (recovery)	2,282	901	(820)
EBITDA	204,613	180,533	18,445

Add (subtract) specific income statement items affecting EBITDA:
Write-down of assets	—	—	421
Realized (gain) loss on interest rate swap	(496)	(375)	67
Unrealized loss (gain) on derivative instruments	584	621	(2,118)
Equity (income) loss	(1,130)	(1,708)	754
Other (1)	2,224	1,056	154
Adjusted EBITDA	205,795	180,127	17,723
(1)    The amount recorded for the three months ended March 31, 2023 primarily relates to the premium paid as part of the exercise of early purchase options in relation to the repurchase of nine sale-leaseback vessels and foreign exchange losses. The amounts recorded for the three months ended December 31, 2022 and March 31, 2022 primarily relate to foreign exchange losses.

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the Company's updated capital allocation plan, including its ability to position itself to pursue the priorities of balance sheet strength, well-timed fleet reinvestments and returning capital to shareholders, including through quarterly cash dividends; the timing of payments of cash dividends; any future dividends; the expected amount and timing of repurchases of the Company's Class A common shares under the Company's share repurchase program, and the ability of the Company to utilize this program to optimize shareholder returns; the funding and expecting timing of the Company's repurchase of certain vessels following exercise of related purchase options; management's expectations regarding Chinese economic growth and crude oil imports, and related impacts on the tanker market; management's view of the strength of the tanker market and the tanker rate environment, and on the Company's ability to use its operating leverage and spot market exposure to benefit from current tanker market conditions; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the continued volatility of such markets; the Company’s ability to continue to benefit from strong spot tanker rates, generate significant free cash flow and create shareholder value; expectation of an increase in relative global oil demand and the various contributing factors thereto and impact thereof; forecasted changes in global oil supply from non-OPEC+ and OPEC+ sources and the factors contributing thereto; the timing and impact of publicly-announced oil supply cuts; the outlook for the global economy, driven by various factors; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders, including the factors contributing thereto and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as a result of sanctions, import and other restrictions; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries or purchases or of the debt refinancing; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.